UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42462

Mint Incorporation Limited

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Entry into Investment Agreement

On December 11, 2025, Mint Incorporation Limited (the “Company”) entered into a Series A2 Preferred Share Subscription Agreement (the “Investment Agreement”) with YAS Digital Group Limited (the “Target Company”) to acquire 1,959 Series A2 preferred shares of the Target Company, at the per share price of US$1,276.30, for an aggregate subscription price of US$2,500,000, of which US$1,000,000 will be allocated to the establishment of a joint venture between the Company and the Target Company (the “JV”), pursuant to which the Target Company will hold seventy-five percent (75%) and the Company will hold twenty-five percent (25%) of the issued shares of the JV; and the remaining US$1,500,000 will be used as general working capital for the Target Company (together, the “Transaction”).

Related Party Transaction

On the same date as the Transaction, Deep Vision Enterprise Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Hoi Lung Chan, the Company’s Chief Executive Officer and director, entered into a Simple Agreement for Future Equity (“SAFE”) with the Target Company, to invest US$1,000,000 for the right to receive 758 Series A2-2 preferred shares of the Target Company upon conversion, representing a per-share value of approximately US$1,319.26, based on the agreed amount of the SAFE. The SAFE constitutes a related party transaction under Nasdaq Listing Rule 5630.

The Transaction and the SAFE were reviewed and approved by the Company’s Audit Committee, composed entirely of independent directors, in accordance with applicable requirements. The Company’s Board of Directors, acting through its disinterested members, also approved the Transaction.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the Commission on July 30, 2025, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINT INCORPORATION LIMITED

Date: December 11, 2025	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Director

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